Exhibit 99.1

ASM International N.V. to Host Conference Call on its

Roadmap to Front-End Peer Group Profitability

BILTHOVEN, The Netherlands –April 24, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will host an analyst meeting and conference call on Monday, April 28, 2008 at 16:00 CET time (10:00 a.m. EDT) to present its Roadmap to Front-End Peer Group Profitability. The Company will issue a press release containing details of this plan prior to the opening of the Euronext Amsterdam Stock Exchange on Monday, April 28, 2008.

The teleconference dial-in numbers are as follows:

United States - +1 866 966 5335

International - + 44 (0)20 3023 4456

UK Toll Free - + 44 0808 109 0700

A slide presentation of the Company presentation will be available at the time of the teleconference on ASM’s web site: www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast. The replay dial-in numbers are:

United States - +1 866 583 1035

International - + 44 (0)20 8196 1998

The access code is: 117327#

Analysts are welcome to attend the presentation in person. To do so, please respond to Petra van Eijk, +31 30 229 8572; petra.van.eijk@asm.com. The meeting will be held at The Hilton Amsterdam Hotel, Apollolaan 138, in Amsterdam, the Netherlands.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Contact: Petra van Eijk - + 31 30 229 8572 or Mary Jo Dieckhaus - +1 212 986 2900